UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15-d16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: SEPTEMBER 24, 2007
Commission File Number 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐                    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of a press release of Capital Product Partners L.P., dated September 24, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  September 24, 2007

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. COMPLETES ACQUISITION OF  PRODUCT TANKER M/T ATTIKOS

ATHENS, Greece, September 24, 2007 -- Capital Product Partners L.P. (Nasdaq: CPLP) announced today that it  has completed the acquisition of the 12,000 dwt double-hull product tanker M/T Attikos, built in 2005, for an aggregate purchase price of $23 million from Capital Maritime & Trading Corp., the owner of its general partner.  M/T Attikos is chartered to Trafigura Beheer B.V., a large commodities trader based in The Netherlands, with a remaining charter term of approximately 24 to 26 months at  a gross rate of $13,850 per day (net rate $13,503). The vessel's operating expenses are fixed for the next 5 years at a daily rate of $5,500, which includes the special survey/dry docking of the vessel due in 2010.  Capital Product Partners expects the annual contribution associated with the acquisition of M/T Attikos to the distributable cash flow to be approximately 4 cents per unit. The acquisition was funded by borrowing $20.5 million under the Partnership's existing revolving credit facility and the remaining $2.5 million were contributed from available cash. The debt has been fixed at an interest rate of 5.675% until June 2012.  The transaction has been approved by the board of directors of the Partnership following approval by the conflicts committee of independent directors.

“We are pleased that the Partnership has completed its first accretive acquisition 6 months after its initial public offering,” said Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer of Capital Product Partners’ general partner. “As previously stated, we are excited about the acquisition of M/T Attikos as it establishes the Partnership’s presence in the ’small product tanker’ segment, which we believe to be well supported by favorable industry fundamentals. The Partnership is well positioned to grow further in this segment, as Capital Maritime & Trading Corp. currently owns an additional 18 small product tankers, one of which is already in the water and 17 are under construction and expected to be delivered from 2008 to 2010.” Capital Maritime recently contracted six IMO II 25,000 dwt chemical/product tankers at Samho Shipyard Co. Ltd in Korea for delivery in 2010.

Vessel and Charter Details

Name	Deadweight	Built	Charterer	Net Daily Charter Rate	OPEX	Profit Sharing	Earliest Redelivery under Charter	Latest Redelivery under Charter
M/T Attikos	12,000 MT	Baima Shipyard, China	Trafigura Beheer B.V.	$13,503	$ 5,500 per day fixed for 5 years	No	9/12/2009	11/12/2009

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq: CPLP), a Marshall Islands master limited partnership, is an international owner of medium-range product tankers. Following the acquisition of the M/T Attikos and the delivery of the Ice Class 1A MR tanker “Anemos I” on September 28, 2007, Capital Product Partners L.P. will own thirteen product tankers including twelve Ice Class 1A MR tankers, and has an agreement to purchase three additional product tankers from Capital Maritime & Trading Corp. All sixteen vessels are under medium to long-term charters to BP Shipping Limited, Morgan Stanley, Overseas Shipholding Group and Trafigura Beheer B.V.

CPLP-G

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. Capital Product Partners L.P. expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common units.

Contacts:

        Robert Ferris
        RF|Binder Partners Inc.
+1 (212) 994-7505
Robert.ferris@rfbinder.com

Ioannis Lazaridis
Chief Executive Officer and Chief Financial Officer
Capital GP L.L.C.
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Jerry Kalogiratos
Commercial Officer
Capital Maritime & Trading Corp.
+30 (210) 4584 950
j.kalogiratos@capitalmaritime.com